

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090

> **Re:** **Eclair Holdings Company**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 21, 2014**
> **File No. 333-192086**

Dear Mr. Bittner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your responses to comments 1 and 2 in our letter dated April 16, 2014. It appears that the decision between Eldorado and its members to approve the merger, per your response, and receive new shares in connection with the merger, constitutes an offer and sale under the Securities Act. Refer to Rule 145 of the Securities Act. As such, please provide us the legal basis pursuant to which this transaction was exempt from registration. Alternatively, explain why the approval of the transactions by a majority of the members of Eldorado does not constitute an offer and sale. We may have further comments.

The Mergers

Merger Consideration; Conversion of Shares and Membership Interests

The MTR Merger

Conversion of MTR Common Stock in the MTR Merger, page 149

2.   We note from your disclosure in the Recent Development section on page 25, that MTR
        received unsolicited proposals including a strategic buyer's proposal of a per share price
        of $5.69 for MTR shares. Please expand your disclosure to briefly explain whether such
        proposals factored into the $0.90 per share increase in the merger consideration under
        your arrangement with Eldorado. Please also describe other factors considered that
        resulted in the per share value adjustment.

The Eldorado Merger, page 150

3.   We note your revised disclosure in response to comment 5 in our letter dated April 16,
        2014. Please tell us whether, as part of the negotiations in connection with the merger,
        the parties agreed to a range or an approximation of the Company Debt in determining
        the value of the outstanding Eldorado shares.

Description of ERI Capital Stock, page 186

4.   We note your response to comment 9 of our letter dated April 16, 2014 and we reissue in
        part our prior comment. For each beneficial owner that is listed as a company or entity in
        the tables on pages 188 and 205, please provide the name(s) of the natural person(s) with
        voting or dispositive control over the company's securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Swartz, Esq.
       Sunjeet S. Gill, Esq.
       Stevens & Lee, P.C.